U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 2)
Please place an ✓ in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering) ☐
Securities Act Rule 802 (Exchange Offer) ☑
Exchange Act Rule 13e-14(h)(8) (Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
ENERFLEX SYSTEMS INCOME FUND

(Name of Subject Company)
N/A

(Translation of Subject Company’s Name into English)
ALBERTA, CANADA

(Jurisdiction of Subject Company’s Incorporation or Organization)
TOROMONT INDUSTRIES LTD.

(Name of Person(s) Furnishing Form)
COMMON SHARES

(Title of Class of Subject Securities)
891102

(CUSIP Number of Class of Securities (if applicable)
David Wetherald
Toromont Industries Ltd.
3131 Hwy 7 W
Concord, Ontario L4K 1B7
(416) 667-5773
(Facsimile) (416) 667-5555
with a copy to:
Gerald D. Shepherd, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 308-8866
(Facsimile) (212) 308-0132

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Received Notices and Communications on Behalf of Person Furnishing Form
November 16, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
(a)	The disclosure documents set forth below are attached immediately following this page:
1.	Press Release, dated November 12, 2009.[1]
2.	Letter, dated November 16, 2009, from Toromont Industries Ltd. to Beneficial Enerflex Unitholders.[1]
3.	Letter, dated November 16, 2009, from Toromont Industries Ltd. to Registered Enerflex Unitholders.[1]

4.	Offer to Purchase and Circular, dated November 16, 2009.[1]

5.	Letter of Transmittal.[1]

6.	Notice of Guaranteed Delivery.[1]
(b)	Not applicable.
Item 2. Informational Legends
Legends required by Rule 802(b) under the Securities Act of 1933, as amended, have been included in the offering document described in Part I Item 1(a)(4), above.

1	Previously furnished on the filing person’s Form CB submitted to the U.S. Securities and Exchange Commission (the “SEC”) on November 17, 2009.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
The exhibits set forth below are furnished as part of this form:

Exhibit
Number	Description of Document

1.1	Advertisement, dated November 16, 2009.[1]

1.2	Press release, dated December 18, 2009.[2]

1.3	Press release, dated December 23, 2009.

2.1	Annual information form of Toromont Industries Ltd., dated March 16, 2009, for the year ended December 31, 2008.[1]

2.2	Audited consolidated financial statements of Toromont Industries Ltd. for the years ended December 31, 2008 and 2007, together with the notes thereto and the auditors’ report thereon.[1]

2.3	Management’s discussion and analysis of the consolidated financial condition and results of operations of Toromont Industries Ltd. for the years ended December 31, 2008 and 2007.[1]

2.4	Unaudited interim consolidated financial statements of Toromont Industries Ltd. for the three and nine months ended September 30, 2009 and 2008, together with the notes thereto, and the related management’s discussion and analysis of the consolidated financial condition and results of operations of Toromont Industries Ltd.[1]

2.5	Management information circular of Toromont Industries Ltd., dated February 27, 2009, prepared in connection with Toromont Industries Ltd.’s annual and special meeting of shareholders held on April 23, 2009.[1]
PART III — CONSENT TO SERVICE OF PROCESS
A written irrevocable consent and power of attorney on Form F-X is being filed by Toromont Industries Ltd. concurrently with the furnishing of this Form CB.

1	Previously furnished on the filing person’s Form CB submitted to the SEC on November 17, 2009.

2	Previously furnished on the filing person’s Form CB (Amendment No. 1) submitted to the SEC on December 18, 2009.

PART IV — SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOROMONT INDUSTRIES LTD.
By:	/s/ Paul Jewer
	Name:	Paul Jewer
	Title:	Vice President, Finance and Chief Financial Officer
Date: December 24, 2009